UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 27, 2012	By	/s/ Wang Jin
Name: Wang Jin
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Liu Shaoyong, the chairman of the board of directors (the “Board” or “Directors”) of the Company (the “Chairman”), the 2012 third regular meeting (the “Meeting”) was held on 27 April 2012 at the small conference room on the 7th floor of 東航集團大樓 (CEA Group Building).

Liu Shaoyong, our Chairman, Ma Xulun, our vice Chairman, Li Yangmin and Luo Zhuping, the Directors, and Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong and Shao Ruiqing, the independent non-executive Directors, were present at the Meeting.

Yu Faming, chairperson of the supervisory committee of the Company, and Yan Taisheng and Feng Jinxiong, as supervisors of the Company, as well as senior management members including Tang Bing, Wu Yongliang and Tian Liuwen, who are vice presidents of the Company, and Wang Jian, secretary of the Board, also attended the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and passed the resolutions as below:

1.	Considered and approved the financial statement in the 2012 first quarterly report of the Company.

2.	Considered and approved the 2012 first quarterly report of the Company.

3.	Considered and approved the proposal of the Company’s issuance of super short-term commercial paper (“SCP”).

The Board approved and proposed to the annual general meeting of the Company the grant of a general and unconditional mandate to the Board or such directors as may be authorized by the Board for deciding upon the issuance of SCP with a principal amount of not more than RMB10 billion and for a term of not more than 270 days and related matters, within the amount limit of issuable bonds and based upon the needs for production and operation and capital expenditure as well as market conditions. Such decisions will include but not limited to the determination as to the issue amount, interest rate, duration, the issued parties, number of tranches and use of proceeds subject to the aforesaid restrictions and the preparation, execution and disclosure of all necessary documents. Subject to obtaining approvals from the shareholders in the annual general meeting, the Board will further delegate the authority for the detailed handling of matters relating to such issue to Mr. Liu Shaoyong, the Chairman of the Company, and/or Mr. Ma Xulun, the vice Chairman of the Company.

This resolution shall be valid for a period commencing from approval by the Company’s shareholders in its annual general meeting and ending on conclusion of the next annual general meeting of the Company.

4.	Considered and approved the purchase of 20 B777-300ER aircraft.

It was agreed that the Company will purchase 20 B777-300ER aircraft, and decided to submit this proposal to the forthcoming general meeting of the Company for consideration and approval.

5.	Considered and approved the disposal of 5 A340-600 aircraft.

It was agreed that the Company will dispose of 5 A340-600 aircraft, and decided to submit this proposal to the forthcoming general meeting of the Company for consideration and approval.

6.	Considered and approved the appointment of the auditor for internal control for year 2012.

It was agreed that PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所有限公司) will be appointed as the auditor for internal control for year 2012 of the Company, and decided to submit this proposal to the forthcoming general meeting of the Company for consideration and approval.

7.	Considered and approved the amendment of the Detailed Working Rules for the Nominations and Remuneration Committee.

Considered and approved the amendment of the Detailed Working Rules for the Nominations and Remuneration Committee with retrospective effect from 1 April 2012.

The amended Detailed Working Rules for the Nominations and Remuneration Committee is available on the website of Shanghai Stock Exchange, the website of Hong Kong Exchanges and Clearing Limited and the Company’s website.

According to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, it was decided that Mr. Yang Hui (“Mr. Yang”) will be appointed as a representative of the Company’s securities affairs with effect from 27 April 2012 to assist the secretary of the Board in discharge of his duties. Mr. Wang Jian will cease to be a representative of the Company’s securities affairs. The biographical details of Mr. Yang are set out as follows:

Mr. Yang, aged 34, is currently the deputy head of the Board secretariat of the Company. Mr. Yang joined the Company in July 2001. He used to serve as deputy manager and manager of legal affairs of the Board secretariat, and manager of the information disclosure department. He has been the deputy head of the Board secretariat since April 2010. Mr. Yang has obtained the PRC legal professional qualification certificate, and a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Yang graduated from the law school of Nanjing University and has a Master’s degree in Law from Fudan University.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

27 April 2012

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